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                            August 31, 2023

       Brooke E. Carillo
       Chief Financial Officer
       Redwood Trust, Inc.
       One Belvedere Place, Suite 300
       Mill Valley, CA 94941

                                                        Re: Redwood Trust, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Filed March 1, 2023
                                                            Form 8-K filed July
27, 2023
                                                            File No. 001-13759

       Dear Brooke E. Carillo:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed July 27, 2023

       Exhibit 99.1
       Non-GAAP Disclosures, page 10

   1. We note your reconciliation of GAAP Net Income Available to Common Stockholders to
                                                        non-GAAP Earnings
Available for Distribution; specifically, we note your reconciling item for change in
economic basis of investments and your note (4) to the table. Please further clarify for us
how you derive estimated economic income. In addition, please tell us how you determined
it was appropriate to adjust for this item.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Brooke E. Carillo
Redwood Trust, Inc.
August 31, 2023
Page 2

       You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 with any questions.



FirstName LastNameBrooke E. Carillo                    Sincerely,
Comapany NameRedwood Trust, Inc.
                                                       Division of Corporation
Finance
August 31, 2023 Page 2                                 Office of Real Estate &
Construction
FirstName LastName